Filed by Xcel Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NRG Energy, Inc.
NRG Energy, Inc.’s Commission File No. 001-15891

Xcel Energy[SM]

Tender Offer for NRG Energy's Publicly-Traded Shares

Presentation Outline

- Transaction terms
- NRG overview
- Current market environment
- Strategic rationale for recombination
- Proposed NRG action plan
- Xcel Energy financial plan
- Summary of benefits
- Approvals and timing
- Safe-harbor disclosure

Xcel Energy

Transaction Terms

- Tax-free stock-for-stock exchange
- NRG shareholders receive 0.4846 shares of Xcel Energy common stock for each share of NRG stock
- 15% premium
- Targeted close April 2002

NRG Energy
(19,582 MW in-operation at 12/31/01)


Europe
1,755 MW
North America
15,097 MW
Latin
America
433 MW
Australia/Asia
2,297 MW

3rd Largest IPP Worldwide
Euromoney Portfolio Rating of 92

NRG Portfolio Diversity - 2001

Risk Reduction through Diversification

Geographic Location


Mid-Atlantic 5%
U.S. Northeast 32%
U.S. Other 1%
Europe 8%
Latin America 4%
Asia Pacific 9%
U.S. West 7%
U.S. South Central 19%
U.S. North Central 15%

Fuel Source (MW)


Coal 28%
Other 3%
Gas 54%
Oil 15%
Approx. 20% Dual-Fuel

Dispatch Mix


Baseload 35%
Intermediate 43%
Peaking 22%

Power Sales Strategy


Short-Term Contracts 25%
Long-Term Contracts 50%
Spot Sales 25%

NRG — Significant Growth

NRG MWs*

MW



10,738
14,260
19,582
1999
2000
2001

* MWs In operation

NRG Net Income

Dollars in millions



$57
$183
$265
1999
2000
2001

Current IPP Market Environment


Recession Drag
Weak Wholesale Markets
Tightening Credit Standards
Public Policy Uncertainty
IPP Valuation

IPP Stock Price Trends



Index
1.8
1.5
1.3
1.0
0.8
0.5
0.3
0.0
NRG
AES
CPN
DYN
MIR
12/29/00
1/26/01
2/22/01
3/20/01
4/16/01
5/10/01
6/6/01
7/2/01
7/27/01
8/22/01
9/24/01
10/18/01
11/13/01
12/10/01
1/7/02

NRG Experiencing Impact of Market Change


Market Prices
Balance Sheet Pressure
Liquidity Concerns

NRG Issues

- Anticipated high Mw growth rate
- Significant capital requirements
- High cost of equity financing; severe dilution
- Increasing credit quality constraints
- Lack of liquidity

Action Plan Elements

- Infuse equity into NRG Energy
- Slow Mw growth
- Sell selected assets
- Reduce exposure to and pull back from non-core markets
- Cancel selected new development
- Improve portfolio profitability
- Capture economies of combined operations
- Reduce dependence on external financing

Xcel Energy

Xcel Direction for NRG

- Largely domestic-based non-regulated power producer with regionally-based businesses focused around high load centers
- Selective growth expansion
- Continue focus on optionality of fuel source, dispatch mix and power sales
- Strengthen balance sheet
- Capture benefits of combined operations and integration of activities

NRG Plan Highlights

- Xcel Energy will infuse $600 million of equity into NRG following completion of the tender; this consists of Xcel's initial commitment of $300 million plus an additional $300 million and eliminates NRG's contemplated equity issuance

NRG Plan Highlights (cont)

- Monetize projects $1.9 billion gross proceeds; $1.1 billion net cash, approximately 2,800 Mw
- Cancel projects $0.7 billion, approximately 3,900 Mw
- Defer projects $0.9 billion
- Sell 28 turbines
- Reduce business development and A&G costs approximately $45 million
- Reduction of 2002 cash requirements by $3 billion
- Consolidation of trading and marketing organization while honoring all regulatory requirements
- Integration of power plant operations

NRG Construction Expenditures


Dollars in Billions
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Original
Revised
2002
2003
2004
2005

NRG Megawatt Growth
In operation and under construction



Mw (Thousands)
45
35
25
15
2001
2002
2003
2004
2005
Original Plan
Sold/Cancelled
Delayed

Xcel Energy 2002 Equity Plans

- Up to $400 million equity issuance as soon as practical
- $100 million dividend reinvestment and customer stock purchase
- Approximately 25 million shares to be issued pursuant to exchange offer

Credit Rating Objectives

- Xcel Energy high quality credit – Rating objective A range

Xcel Energy Debt/Capitalization	2002 Estimated	2005 Estimated
Without Nonrecourse Debt	50%	45%
With Nonrecourse Debt	63%	60%

- NRG Energy – Rating objective Investment Grade

NRG Energy Debt/Capitalization	2002 Estimated	2005 Estimated
Without Nonrecourse Debt	37%	20%
With Nonrecourse Debt	70%	65%

Xcel Energy Financial Guidance

- 2002 earnings guidance of $2.40 - $2.50
- Average annual earnings growth of 7% - 9%
- Current $1.50 per share dividend sustainable with proposed plan

2002 EPS Guidance

Utility	$1.65 to $1.70
NRG	$0.90 to $0.95
Enterprises	$-0.04 to $0.00
Unallocated interest	$-0.14 to $-0.10
Range	$2.40 to $2.50

Note: After impact of equity issuances

Xcel Energy

NRG Energy Investor Benefits

- Premium to current market price
- Increased financial strength and liquidity
- Attractive yield from Xcel Energy dividend
- Enhanced credit quality
- Diversified earnings and cash flows
- Share in Xcel Energy future valuation
- Avoids significant dilution from equity offerings by NRG
- Absent the transaction, ratings downgrade appears highly likely with serious financial consequences

Xcel Energy Investor Benefits

- Accretive for Xcel Energy shareholders
- Shared best practices
- Efficiencies gained through integrated operation
- Mitigates risk of NRG contribution erosion
- Supports asset-based energy merchant strategy
- Optimizes asset utilization through consolidation of trading and marketing capabilities

Key Required Approvals

- Approximately 60% of NRG publicly-held shares
- Authority from the Securities and Exchange Commission to increase Xcel Energy's investment in NRG

Transaction Timing

- Exchange offer commences on Xcel Energy filing of Form S-4 and Schedule TO in early March
- NRG will advise its shareholders (Schedule 14D-9)
- Exchange offer remains open for at least 20 business days
- Upon successful completion of the exchange offer, Xcel Energy will effect a short-form merger (90% requirement) making NRG a wholly-owned subsidiary
- Xcel Energy is targeting April 2002 close

Xcel Energy

In connection with the proposed transaction, Xcel Energy will file an exchange offer prospectus and related materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Xcel Energy with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Xcel Energy's related filings with the SEC, may also be obtained from Xcel Energy by directing a request to Xcel Energy.

The statements herein regarding reduction of cash requirements, the impact of the transaction on earnings, the expectation or estimates of earnings per share and growth rates, future dividends and similar statements of future results identify forward-looking information. Although Xcel Energy believes that its expectations are based on reasonable assumptions, it can give no assurance that the offer, if made, will be successful or that other expectations will be realized. Factors that could affect whether the transaction is completed or whether the expectations will be realized include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of all other conditions, the actual results of Xcel Energy following completion of the transaction, the ability to dispose of or terminate projects, to reduce expenses and to realize synergies, cash levels and similar matters. Some of these conditions are expected to include the receipt of all required regulatory approvals, the tender by shareholders of enough of the publicly held shares so that Xcel Energy will own at least 90 percent of NRG's common stock, and the absence of an injunction or litigation concerning the exchange offer.

Xcel Energy[SM]